Exhibit 12.1
Ameren Corporation
Computation of Ratio of Earnings to Fixed Charges
(Thousands of Dollars, Except Ratios)

	Year Ended December 31,
	2002	2003	2004	2005	2006
Net income from continuing operations	$382,065	$524,145	$529,884	$605,725	$546,738
Less- Change in accounting principle	—	18,416	—	(22,135)	—
Less- Minority interest	(13,627)	(7,050)	(4,201)	(3,231)	(27,135)
Add- Taxes based on income	236,320	301,209	282,558	356,016	283,825

Net income before income taxes, change in accounting principle and minority interest	632,012	813,988	816,643	987,107	857,698

Add- fixed charges:
Interest on long term debt	210,481	271,525	269,868	297,822	345,410
Estimated interest cost within rental expense	2,852	4,169	3,185	4,208	4,081
Amortization of net debt premium, discount, and expenses	8,260	10,210	12,983	14,687	15,341
Subsidiary preferred stock dividends	10,841	10,861	11,089	12,745	10,936
Adjust preferred stock dividends to pre-tax basis	6,706	6,469	5,913	7,227	5,565

Total fixed charges	239,140	303,234	303,038	336,689	381,333

Less: Adjustment of preferred stock dividends to pre-tax basis	6,706	6,469	5,913	7,227	5,565

Earnings available for fixed charges	$864,446	$1,110,753	$1,113,768	$1,316,569	$1,233,466

Ratio of earnings to fixed charges	3.61	3.66	3.67	3.91	3.23